SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly Held Company

CNPJ/MF 02.558.115/0001 -21

NIRE 33.300.276.963

NOTICE TO THE MARKET

DIVIDENDS PER SHARE

Dear Shareholders,

TIM Participações S.A. informs that, in accordance with the Company’s Annual and Extraordinary Shareholders’ Meeting held on April 27th, 2010, the outstanding balance of the Net Profits, in the amount of two hundred and four million, one hundred and forty eight thousand, six hundred and eighty six Reais and six cents (R$204,148,686.06), will be fully distributed as dividends to the Company’s preferred shareholders, resulting in a dividend of R$0.125056349 per preferred share.

The shareholders that have purchased shares until April 27th, 2010, inclusively, are entitled to dividend rights. The shares purchased from April 28th, 2010 shall not be entitled to dividend rights.

The payment of the related dividend will be on June 25th, 2010.

Rio de Janeiro – RJ, June 14th, 2010.

TIM Participações S.A.

Claudio Zezza

Chief Financial and Investor Relations Officer

1

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 14, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.